Exhibit 99.4

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Independent Auditors’ Report on Review of Interim Financial Information

The Board of Directors

Dr. Reddy’s Laboratories Limited

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Dr. Reddy’s Laboratories Limited and its subsidiaries (“the company”) as at December 31, 2017 and the related condensed consolidated interim income statement, the statements of comprehensive income for the three and nine months period then ended, statement of changes in equity and cash flows for nine-months period ended December 31, 2017 and the summary of significant accounting policies and notes to the interim financial statements (‘the condensed consolidated interim financial statements’). Management is responsible for the preparation and presentation of this condensed consolidated interim financial statements in accordance with IAS 34, ‘Interim Financial Reporting’. Our responsibility is to express a conclusion on this condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

Hyderabad, India

January 25, 2018

KPMG, an Indian partnership firm, and a member firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International''), a Swiss entity

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2017 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2017	30.09.2017	31.12.2016	31.12.2017	31.12.2016	31.03.2017
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	38,060	35,460	37,065	106,679	105,267	140,809
2	Cost of revenues	16,649	16,559	15,166	49,270	45,093	62,453
3	Gross profit (1 - 2)	21,411	18,901	21,899	57,409	60,174	78,356
4	Selling, general and administrative expenses	12,048	11,032	11,341	34,843	35,399	46,372
5	Research and development expenses	4,667	4,175	4,956	13,917	14,972	19,551
6	Other (income)/expense, net	(313)	(114)	(187)	(621)	(560)	(1,065)
	Total operating expenses	16,402	15,093	16,110	48,139	49,811	64,858
7	Operating profit [(3) - (4 + 5 + 6)]	5,009	3,808	5,789	9,270	10,363	13,498
	Finance income	1,053	199	218	1,688	1,302	1,587
	Finance expense	(202)	(223)	(174)	(640)	(448)	(781)
8	Finance (expense)/income, net	851	(24)	44	1,048	854	806
9	Share of profit of equity accounted investees, net of tax	85	92	89	275	247	349
10	Profit before tax (7 + 8 + 9)	5,945	3,876	5,922	10,593	11,464	14,653
11	Tax expense	2,601	1,027	1,221	3,809	2,550	2,614
12	Profit for the period / year	3,344	2,849	4,701	6,784	8,914	12,039
	Attributable to :
	- Equity holders of the Company	3,344	2,849	4,701	6,784	8,914	12,039
	- Non-controlling interest	-	-	-	-	-	-
13	Earnings per share:
	Basic earnings per share of Rs.5/- each	20.16	17.18	28.38	40.91	53.39	72.24
	Diluted earnings per share of Rs.5/- each	20.13	17.15	28.32	40.83	53.26	72.09
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

All amounts in Indian Rupees millions

		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2017	30.09.2017	31.12.2016	31.12.2017	31.12.2016	31.03.2017
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	6,785	7,110	6,917	19,785	20,609	27,458
	b) Global Generics	30,105	28,618	30,638	86,178	86,271	115,409
	c) Proprietary Products	2,137	748	603	3,397	1,811	2,363
	d) Others	382	440	424	1,363	1,309	1,760
	Total	39,409	36,916	38,582	110,723	110,000	146,990
	Less: Inter-segment revenues	1,349	1,456	1,517	4,044	4,733	6,181
	Net revenue from operations	38,060	35,460	37,065	106,679	105,267	140,809

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,296	1,107	1,530	2,936	3,932	4,473
	b) Global Generics	17,912	16,936	19,649	50,684	54,055	71,079
	c) Proprietary Products	2,022	633	509	3,073	1,541	1,951
	d) Others	181	225	211	716	646	853
	Total	21,411	18,901	21,899	57,409	60,174	78,356
	Less: Other un-allocable expenditure, net of other income	15,466	15,025	15,977	46,816	48,710	63,703
	Total profit before tax	5,945	3,876	5,922	10,593	11,464	14,653

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The unaudited results have been reviewed by the Audit Committee of the Board on 24 January 2018 and approved by the Board of Directors of the Company at their meeting held on 25 January 2018. The above financial results have been prepared from the consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the earlier periods included excise duty which is now subsumed in the GST. Revenues for the nine months ended 31 December 2017 include excise duty upto 30 June 2017. Accordingly, revenues for the quarter and nine months ended 31 December 2017 are not comparable with those of the previous periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. We have received Establishment Inspection report from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed.

4	In the United States of America, The Tax Cuts and Jobs Act of 2017 was approved and enacted in to law on 22 December 2017. The law includes significant changes to the U.S. corporate income tax system, including a reduction in Federal corporate tax rate from 35% to 21%. Consequent to this enactment, the Company has re-measured its U.S. deferred tax assets and liabilities based on the new tax law and this resulted in a one-off charge of Rs. 930 million for the quarter ended 31 December 2017.

5	During the quarter ended 31 December 2017, the Company entered into a settlement agreement with the U.S. Department of Justice with respect to a litigation involving packaging for five blister packed prescription products. Consequent to the settlement, the Company has agreed to pay Rs.319 million (U.S.$5 million) to the Department of Justice. The same has been provided in the books of account under the head “selling, general and administrative expenses”.

6	The results for the quarter and nine months ended 31 December 2017 were subjected to a “Limited review” by the Independent Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	25 January 2018	Managing Director & Chief Executive Officer